EX-FILING FEES

Calculation of Filing Fee Tables

SC TO-I
(Form Type)

DIANA SHIPPING INC.
(Name of Issuer)

DIANA SHIPPING INC.
(Name of Person(s) Filing Statement)

Table 1: Transaction Valuation

	Transaction Valuation	Fee rate	Amount of Filing Fee
Fees to Be Paid	$30,000,000(1)	0.00015310%	$4,593.00(2)
Fees Previously Paid
Total Transaction Valuation	$30,000,000(1)
Total Fees Due for Filing			$4,593.00(2)
Total Fees Previously Paid
Total Fee Offsets
Net Fee Due			$4,593.00(2)

(1)	Calculated as the aggregate maximum purchase price for common shares of beneficial interest based upon the estimated net asset value per common share as of November 29, 2024.
(2)	Calculated at $153.10 per $1,000,000 of the Transaction Valuation.

Table 2: Fee Offset Claims and Sources
N/A.